

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

July 17, 2018

<u>Via E-mail</u>
Darryl White
Chief Executive Officer
100 King Street
First Canadian Place
Toronto, Ontario
Canada M5X 1A1

     **Re: Vaulted Gold Bullion Trust
            Registration Statement on Form S-1
            Filed July 11, 2018
            File No. 333-226132**

Dear Mr. White:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact me at (202) 551-3391 with any questions.

                          Sincerely,

                          /s/ Erin E. Martin

                          Erin E. Martin
                          Legal Branch Chief
                          Office of Real Estate and
                          Commodities

cc: Anna T. Pinedo, Esq.
        Mayer Brown LLP